UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For November 2022
Commission File No. 001-36848

Check-Cap Ltd.

Check-Cap Building Abba Hushi Avenue
P.O. Box 1271
Isfiya, 30090 Mount Carmel, Israel
(ADDRESS OF PRINCIPAL EXECUTIVE OFFICES.)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

This Form 6-K is hereby incorporated by reference into the Post-Effective Amendment No. 1 to the Form S-8 Registration Statement File No. 333-203384, Form S-8 Registration Statement File No. 333-226490, and into the Form F-3 Registration Statements File Nos. 333-211065, 333-225789 and 333-262401.

Check-Cap Ltd. (the “Company”) is announcing that it will effect a reverse share split of the Company’s ordinary shares at the ratio of 1-for-20, such that each twenty (20) ordinary shares, par value NIS 2.40 per share, shall be consolidated into one (1) ordinary share, par value NIS 48.00. The first date when the Company’s ordinary shares will begin trading on the Nasdaq Capital Market after implementation of the reverse split will be Friday, November 25, 2022.

Following the implementation of the reverse split, the Company’s authorized share capital shall be comprised of 18 million ordinary shares and approximately 5.8 million ordinary shares shall be issued and outstanding.

No fractional ordinary shares will be issued as a result of the reverse split. All fractional ordinary shares will be rounded up to the nearest whole ordinary share. In addition, a proportionate adjustment will be made to the per share exercise price and the number of shares issuable upon the exercise of all outstanding options and warrants entitling the holders to purchase ordinary shares.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Check-Cap Ltd.

Date: November 23, 2022	By:	/s/ Alex Ovadia
Name: Alex Ovadia
Title: Chief Executive Officer